UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14f-1

CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934,

AS AMENDED AND, RULE 14F-1 THEREUNDER

CHINA MEDIA NETWORKS

INTERNATIONAL, INC.

(formerly known as Metaphor Corp.)

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-13858

Nevada (State or other jurisdiction of Incorporation or Organization)	86-0214815 (I.R.S. Employer Identification No.)

580 Second Street, Suite 102 Encinitas CA (Address of Principal Executive Offices)	92024 (Zip Code)

(760) 230-2300
(Registrant’s telephone number, including area code)

Metaphor Corp.
(Former name or former address, if changed since last report)

___________ __, 2005

CHINA MEDIA NETWORKS INTERNATIONAL, INC.

Schedule 14f-1

This information statement is being furnished to you pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder, in connection with (i) proposed changes in the membership of the board of directors, and (ii) change in control, of China Media Networks International, Inc. Rule 14f-1 requires that the information contained in this information statement be filed and distributed to stockholders at least ten (10) days before the designation of the new directors discussed below becomes effective. The date of this information statement is _________ __, 2005.

This information statement is being mailed to stockholders of record as of _____ __, 2005 and will be filed with the Securities and Exchange Commission (the “SEC”) on or about _________ ___, 2005.

You are urged to read this information statement carefullyand in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to “we”, “us”, and “our” are to China Media Networks International, Inc.

INTRODUCTION

On May 12, 2005, we entered into a Sale and Purchase Agreement, as amended from time to time (the “Purchase Agreement”), with 8 Holdings LLC (“8 Holdings”), a Colorado limited liability company, Hong Kong Huicong International Group Limited, a British Virgin Islands company (the “CMN Shareholder”), China Media Network International Inc., a British Virgin Islands company (“CMN”) and certain key members of management of CMN (“CMN Management”). Pursuant to the terms of the Purchase Agreement, we will acquire all of the issued and outstanding shares of stock of CMN in exchange for the issuance of shares of our common stock, par value $0.0001 per share, to the CMN Shareholder (the “Transaction”) representing, after giving effect to the Transaction, 28.68% of our then issued and outstanding common stock (subject to adjustment), and a cash payment in the amount of $3,785,000 to the CMN Shareholder. As a result of the Transaction, CMN will become a wholly-owned subsidiary of us and we will be the parent of CMN’s operating subsidiaries. For a detailed discussion of the Transaction, see the description contained under the heading “The Proposed Transactions” contained in our Current Report on Form 8-K/A filed with the SEC on August 19, 2005, which subsection is incorporated by reference into this information statement.

As described below, following the closing of the Transaction we expect a change in control of us. Mr. Mark L. Baum, our Chief Financial Officer, Chief Executive Officer and sole director will resign, effective immediately upon closing of the Transaction, and will be replaced, in his capacity as director, by Clive Ng, Wu Xian, Harlan Kleinman, Bruce Maggin and John Notter as new members of our board of directors. Furthermore, we expect Clive Ng, Qizhi Shen and Weining Chu to assume Mr. Baum’s executive duties. For more information regarding the incoming directors and new executive management, see the discussion below under the heading “Changes to the Board of Directors — New Executive Officers and Directors.”

The closing of the Transaction is subject to satisfaction of certain closing conditions, including, among other things:

•	CMN’s completion of the restructuring of its television advertising businesses;

•	Our completion and reasonable satisfaction with the legal and financial due diligence of CMN and its subsidiaries;

•
A cash balance in our bank account of at least $10,000,000 as of the closing of the Transaction after giving effect to the payment of the $3,785,000 cash portion of the consideration payable to the CMN Shareholder;

•
We shall have entered into a loan agreement for a term of five years pursuant to which we will repay, Renimbi (“RMB”) 30 million (or approximately $3,600,000), currently owed by certain CMN subsidiaries to the CMN Shareholder; and

•	CMN Management entering into employment agreements with us.

The Purchase Agreement provides for payment of a termination fee in the amount of $500,000 if either we, or the CMN Shareholder, breaches certain provisions resulting in the termination of the Purchase Agreement.

We are not aware of any other arrangements which may, at a subsequent date, result in a change of control of us.

VOTING SECURITIES

As of September 12, 2005, there were 689,768 shares of our common stock outstanding. Each share of our common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information about the beneficial ownership of our common stock as of September 12, 2005 by:

•	each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	each of the persons who served as our chief executive officer during our fiscal year ended December 31, 2004; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to our securities, subject to community property laws, where applicable. The percentage of beneficial ownership is based on 689,768 shares of our common stock outstanding as of September 12, 2005.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding (1)
Mark L. Baum (2) 580 Second Street, Suite 102 Encinitas, California 92024	465,241	67.44% (3)
Jack Prewitt & Associates, Inc. (4)	96,000(5)	13.91% (3)
Anthony J. Parotto (4)	48,000(6)	6.95% (3)
Lorraine and Grier Raggio (4)	48,000(6)	6.95% (3)
All current directors and executive officers as a group (1 person)	465,241	67.44% (3)
____________________

(1) Includes shares of common stock subject to warrants currently exercisable or convertible within 60 days of September 12, 2005, which are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2) Sole Officer and Sole Director. The common stock shares owned by Mr. Baum were issued in consideration of (i) services rendered to us by Mr. Baum and The Baum Law Firm, a southern California-based law firm which Mr. Baum is the principal of; and (ii) the conversion of various cash loans made to us since Mr. Baum became our Chief Financial Officer, Chief Executive Officer and Chairman.

(3) Excludes the  number of our common stock, and percentages of beneficial ownership, set forth below which we anticipate to be issued and outstanding following the closing of the Transaction (which include any interim private placement financing, but excludes any warrants that may be issued in connection with such private placement financing). The chart assumes that a total of approximately 20,000,000 shares of our common stock will be outstanding post closing of the Transaction.

Stockholder	Number of Shares	Percentage Ownership
The CMN Shareholder	5,736,000	28.60%
8 Holdings and New Investors	13,574,295	67.87%

(4) c/o China Media Networks International, Inc. 580 Second Street, Suite 102 Encinitas, California 92024.

(5) Includes a warrant to purchase up to 16,000 shares of our common stock which is currently exercisable.

(6) Includes a warrant to purchase up to 8,000 shares of our common stock which is currently exercisable.

CHANGE IN CONTROL

In connection with the closing of the Transaction, Mr. Baum, our sole director, Chief Executive Officer and Chief Financial Officer, will resign his offices, and the individuals identified below will be appointed to replace him in the official capacities referenced opposite their respective names. The incoming directors will become newly appointed directors effective 10 days from the filing and mailing of this information statement. As a result of Mr. Baum’s resignation in his capacity as our sole director and executive officer and the appointment of the new executive officers and the incoming directors identified below, control of us will change from Mr. Baum, alone, to the new executive officers and the incoming directors.

CHANGES TO THE BOARD OF DIRECTORS

Current Directors and Officers

The following is a brief description of our sole director and executive officer.

Name	Age	Position with the Company
Mark L. Baum	33	Chairman, President, CEO and CFO

Mark Baum, Chairman, Chief Executive Officer and Chief Financial Officer. Mr. Baum will resign as the sole member of board of directors and as our Chief Executive Officer and Chief Financial Officer upon the closing of the Transaction. Mr. Baum has more than 12 years experience in creating, financing and growing development stage enterprises in a variety of industries. Mr. Baum has participated in numerous public spin-offs, venture fundings, private-to-public mergers, and various asset acquisitions and divestitures. Mr. Baum is a licensed attorney in the State of California and the principal attorney for The Baum Law Firm. Mr. Baum’s law practice focuses on Securities Laws and related issues for SmallCap and MicroCap publicly traded reporting companies.

New Executive Officers and Directors

The following table sets forth information with respect to our new executive officers and the incoming directors following closing of the Transaction. In addition, we expect to retain two additional board members at a future date.
Name of Individual	Age	Position with the Company
Clive Ng	43	Chief Executive Officer and Director
Wu Xian	38	President and Director
Qizhi Shen	38	Chief Operating Officer
Weining Chu	32	Chief Financial Officer
Harlan Kleiman	64	Director
Bruce Maggin	62	Director
John Notter	70	Director

Clive Ng, Chairman and Chief Executive Officer. Mr. Ng will become our Chairman and Chief Executive Officer. Previously, Mr. Ng co-founded 8 Holdings LLC as a management company strategically focused on investing in and growing, media companies, primarily in Asia. Prior to having co founded 8 Holdings LLC, he co-founded and was CEO of Pacific Media Plc, a T-commerce company headquartered in Hong Kong (LSE:PCM) and with principal operations in Mainland China. Mr. Ng currently sits on the board of directors for Pacific Media. Prior to Pacific Media, he arranged for United International Holdings Inc. (since renamed UnitedGlobalCom, NASDAQ:UCOMA), a U.S. cable company, to enter the Asian market. In 1992, he co-founded TVB Superchannel Europe, a Chinese language broadcaster in Europe. In addition, Mr. Ng was Chairman and founder of Asiacontent (NASDAQ:IASIA), one of the first Asian internet companies to list in the US and was the joint venture of NBCi, MTVi, C-NET, CBS Sportsline and DoubleClick in Asia. Mr. Ng was one of the initial investors and founders of E*TRADE Asia, a partnership with E*TRADE Financial Corp (NYSE: ET). He was also a founding shareholder of MTV Japan, with H&Q Asia Pacific and MTV Networks (a division of Viacom Inc).

Wu Xian, President and Director. Mr. Xian will become our President and a member of our board of directors. Previously, he was a Vice President of Hui Cong International Group, the former parent company of CMN. At Hui Cong, Mr. Xian conceptualized and founded China Media Networks. Mr. Xian joined Hui Cong International in 1998 as the General Manager of its advertising agency business unit. Prior to Hui Cong International, Mr. Xian was a media buying executive for Lintas, Lowe & Partners, Beijing and served clients such as Compaq and Audi. Prior to that, he was in charge of media buying operations at Foote Cone and Belding Worldwide from 1996 to 1997. Mr. Xian began his career in the media industry at Saatchi & Saatchi in 1994, where he worked as a media buying supervisor. During his tenure, he served major accounts such as P&G, Compaq and Audi. Mr. Xian graduated cum laude in 1992 with a bachelor of finance degree from the Northeast China University of Finance & Economics. Mr. Xian is currently a candidate for an executive M.B.A. degree in China Europe International Business School in Shanghai, China.

Qizhi Shen, Chief Operating Officer. Mr. Shen will become our Chief Operating Officer. Previously, he was a Vice President of Beijing HC Advertising Company, a subsidiary of Hui Cong International Group, the former parent company of CMN. Mr. Shen began his career at China Advertising United (a subsidiary of Xinhua News Agency, one of China’s leading news agency), and ultimately became its Director of International Clients. During his tenure at China Advertising United, he was put on an executive exchange program to work as Account Executive at BBDO, a 4A agency. Mr. Shen graduated in 1991 with a bachelors degree from the International Journalism Department of the Institute of International Relations. He earned his M.B.A. from Rice University in 2002.

Weining Chu, Chief Financial Officer. Ms. Chu will become our Chief Financial Officer. Previously, Ms. Chu was an Executive Director of Bank of China International (“BOCI”) Private Equity Division. Ms. Chu joined BOCI in September 2004 after spending two years with the Business Development Department of the TOM Group Ltd., a listed company on the Hong Kong Stock Exchange, focusing primarily on direct investment in the Greater China region. Prior to joining the TOM Group, Ms. Chu was a Vice President at Bear Stearns Asia Investment Banking Group, responsible for origination and execution of regional corporate finance transactions in the Telecom, Media and Technology sector. She has also previously worked at JP Morgan Chase Telecom and Media Group in Asia and was involved extensively in advisory and leveraged finance transactions. Ms. Chu obtained an M.B.A. from the University of Texas at Austin with Dean’s Honor and a B.A. from the Chinese University of Hong Kong.

Harlan Kleiman, Director. Mr. Kleiman will become a member of our board of directors. Previously, Mr. Kleiman co-founded and is currently a partner of 8 Holdings LLC. In addition, he is the founder and Chief Executive Officer of Shoreline Pacific LLC, an investment bank focused on advisory services and capital raising for public growth companies. For the 20 years prior to Shoreline Pacific, Mr. Kleiman designed and implemented business and financing strategies for new media/communication technologies, principally pay television and home video. He founded The Kleiman Company in 1979, a packager of pay-television programming in the U.S. Earlier, he was Vice President, Programming for Home Box Office, where he developed and negotiated the initial feature film package with the U.S. film studios; Senior Vice President, Cable Division of Warner Communications, Inc.; and, Chairman/Chief Executive Officer, Filmstar, Inc., arranging financing for film and television projects with foreign corporations, overseas funds, and commercial and merchant banks.

Bruce Maggin, Director. Mr. Maggin will become a member of our board of directors. Mr. Maggin has served as Principal of the H.A.M. Media Group, LLC, an international media investment and advisory company since 1997. From 1999 to 2002, Mr. Maggin served as the Chief Executive Officer of TDN Media, Inc., a joint venture between Thomson Multimedia, NBC Television and Gemstar-TV Guide International. TDN sells advertising on proprietary interactive television platforms. Prior to forming The H.A.M. Media Group, Mr. Maggin headed the ABC Multimedia Group, one of the five divisions of ABC, Inc. In that role he was responsible for centralizing and expanding ABC’s activities in the digital world. He had previously been head of the Development/Operations unit of Capital Cities/ABC Video Enterprises where he oversaw all of the company’s start-up and venture business activities. Mr. Maggin has been a member of the board of directors of several companies including cable networks, Lifetime and ESPN. He currently is a Director and Chairman of the Compensation Committee of Central European Media Enterprises Ltd. (NASDAQ: CETV) and a Director and Chairman of the Audit Committee of Phillips-Van Heusen Corporation (NYSE: PVH). A member of the New York State Bar, Mr. Maggin received a BA degree from Lafayette College and J.D. and M.B.A. degrees from Cornell University.

John Notter, Director. Mr. Notter will become a member of our board of directors. Mr. Notter has been a Director of Hilton Hotels Corporation (NYSE: HLT) since 1999 and serves as Chairman of their Audit Committee, and a member of each of their Corporate Governance, Compensation and Nominating Committees. Mr. Notter serves as Chairman of the Board and President of Westlake Properties, Inc., a hotel and real estate development company and serves on the board of directors of the Conrad Hilton Foundation. He formerly served as Chairman of the Board of Princess Hotels, American-Hawaiian Steamship Company and the Ludwig Institute for Cancer Research, as President of Universe Tankships, Inc. and as a Director of Credit Suisse First Boston.

EXECUTIVE OFFICERS

All executive officers are elected by our board of directors and hold office until the next annual meeting of stockholders and until their successors are elected and qualify.

EXECUTIVE COMPENSATION AND STOCK OPTIONS

Mr. Baum is our sole executive officer and our sole director. During the last fiscal year, no plan or non-plan compensation was awarded to, earned by or paid to Mr. Baum. In addition, no stock options or stock appreciation rights were granted to him, and he did not exercise any stock options or stock appreciation rights and no awards were made to him under any long term incentive plans.

We have no compensation arrangements or employment contracts with Mr. Baum and we have no stock options currently outstanding.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

We are not a listed issuer and, under the rules of the OTC Bulletin Board, we are not required to maintain a separately designated standing audit, nominating or compensation committee. As such, our sole director acts in each of these capacities. We do not currently have a director who qualifies as an “audit committee financial expert” and Mr. Baum would likely not qualify as “independent” as defined in Rule 4200 of the National Association of Securities Dealers Rules. As there is no separately designated audit, nominating or compensation committee, we do not have a charter for any such committees and we do not have a policy with regard to the consideration of any director candidates recommended by security holders.

Our board of directors had no meetings during the last fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of the date of this information statement, Mr. Baum is the beneficial owner of 465,241 restricted shares of our common stock. These shares were issued in consideration of (i) services rendered to us by Mr. Baum and The Baum Law Firm, an affiliate of Mr. Baum, and (ii) the conversion of various cash loans made to us since Mr. Baum became our Chief Executive Officer and Chairman

Following the closing of the Transaction, we have agreed to pay Mr. Baum $90,000, currently owed to him under a certain promissory note.

At the closing of the Transaction we expect to enter into a consulting agreement with an affiliate of Mr. Baum, JMAX Corporation. JMAX will be retained as a consultant to provide advice concerning management, marketing, strategic planning and other matters in connection with the operation of a public reporting company. This consulting agreement is for a term of one year following the date of the closing the Transaction. We will pay JMAX a consulting fee of $160,000 in connection with such service.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2004 beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of our securities will file a Form 3 with the SEC and has had no change of ownership since such filing. There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership or ownership as of December 31, 2004.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDIA NETWORKS INTERNATIONAL, INC.

By:	/s/ Mark L. Baum
Name: Mark L. Baum
Title: Chairman, Chief Executive Officer and Chief Financial Officer

Dated: September 12, 2005